Exhibit 21

Subsidiary		Percentage of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
Tongyong Shengyuan (Tianjin) Technology Development Co., Ltd.	PRC	100.0%
Catalon Chemical Corp.	U.S.	84.5%
Tianjin Shuangsi	PRC	100%